UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 27, 2025

Huntington Bancshares Incorporated
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	1-34073 (Commission File Number)	31-0724920 (I.R.S. Employer Identification No.)

Registrant’s address:  41 South High Street, Columbus, Ohio 43287

Registrant’s telephone number, including area code:  (614) 480-2265

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Depositary Shares (each representing a 1/40th interest in a share of 4.500% Series H Non-Cumulative, perpetual preferred stock)	HBANP	NASDAQ
Depositary Shares (each representing a 1/1000th interest in a share of 5.70% Series I Non-Cumulative, perpetual preferred stock)	HBANM	NASDAQ
Depositary Shares (each representing a 1/40th interest in a share of 6.875% Series J Non-Cumulative, perpetual preferred stock)	HBANL	NASDAQ
Common Stock-Par Value $0.01 per Share	HBAN	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On October 27, 2025, Huntington Bancshares Incorporated (“Huntington”)  and Cadence Bank (“Cadence”) issued a joint press release announcing the execution of the Agreement and Plan of Merger, dated as of October 26, 2025, by and between Huntington, The Huntington National Bank, a subsidiary of Huntington (“Huntington National Bank”) and Cadence pursuant to which, upon the terms and subject to the conditions set forth therein, Cadence will merge with and into Huntington National Bank, with Huntington National Bank continuing as the surviving bank.  A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In addition, Huntington provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors.  A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before, on, or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
Exhibit 99.1	Joint press release of Huntington Bancshares Incorporated and Cadence Bank
Exhibit 99.2	Investor presentation of Huntington Bancshares Incorporated
Exhibit 104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Cadence Bank (“Cadence”), the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Cadence caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Cadence’s control.  While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the Securities and Exchange Commission (the “SEC”), the Office of the Comptroller of the Currency, Federal Reserve, FDIC, the Consumer Financial Protection Bureau and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Cadence; the outcome of any legal proceedings that may be instituted against Huntington or Cadence; delays in completing the proposed transaction involving Huntington and Cadence; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Huntington shareholder approval or Cadence shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Cadence do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Huntington and Cadence to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Cadence successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Cadence. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, each of which is on file with the SEC and available on the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, each of which is on file with the Federal Reserve and available on Cadence’s investor relations website, ir.cadencebank.com, under the heading “Public Filings” and in other documents Cadence files with the Federal Reserve.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.  Forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Huntington nor Cadence assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  If Huntington or Cadence updates one or more forward-looking statements, no inference should be drawn that Huntington or Cadence will make additional updates with respect to those or other forward-looking statements.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively.  Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC and the Federal Reserve that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007.  Copies of the joint proxy statement/prospectus, when available, and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com.  References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

PARTICIPANTS IN THE SOLICITATION

Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction.  Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive joint proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively.  Free copies of these documents may be obtained as described above under “Important Additional Information.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED

Date: October 27, 2025	By:	/s/ Marcy C. Hingst
Marcy C. Hingst
General Counsel

Exhibit 99.1

October 27, 2025

Huntington Investor Relations: Eric Wasserstrom, 614-480-5676, huntington.investor.relations@huntington.com
Huntington Media: Tracy Pesho, 216-276-3301, media@huntington.com
Cadence Investor Relations: Will Fisackerly, 662-680-2475, IR@cadencebank.com
Cadence Media: Natalie Barron, 713-552-2053, media.relations@cadencebank.com

Huntington Bancshares Incorporated to Acquire Cadence Bank

•	Establishes strategic presence across the South with immediate scale in Texas and Mississippi
•	Creates a platform for further organic investment through presence in high-growth markets, including Houston, Dallas, Fort Worth, Austin, Atlanta, Nashville, Orlando and Tampa
•	Creates top 10 bank with assets of $276 billion and deposits of $220 billion

Columbus, OH, Houston, TX, and Tupelo, MS – Huntington Bancshares Incorporated (Nasdaq: HBAN) today announced it has entered into a definitive agreement to acquire Cadence Bank, a $53 billion regional bank headquartered in Houston, Texas and Tupelo, Mississippi.

With more than 390 locations across Texas and the South, the addition of Cadence marks a significant milestone in Huntington’s strategic growth. The partnership, in conjunction with the recently closed acquisition of Veritex Community Bank, will give Huntington the fifth deposit market share in Dallas, the fifth deposit market share in Houston, and the eighth deposit market share across the state of Texas. Upon close, Huntington will also become the number one bank in Mississippi and a top ten bank in both Alabama and Arkansas by deposits.

The partnership will give Huntington a foothold in high-growth markets—including Houston, Dallas, Fort Worth, Austin, Atlanta, Nashville, Orlando and Tampa—and create a powerful platform for further organic growth and investment. Upon completion, Huntington will have a strategic presence in 12 of the top 25 metropolitan statistical areas (MSAs) in the country, including six of the top 10 fastest growing MSAs.

“This is an important next phase of growth for Huntington,” said Steve Steinour, Chairman, President and CEO of Huntington Bancshares. “This partnership will extend the reach of our full franchise to 21 states—stretching from the Midwest to the South to Texas—and into new, high-growth markets for which we have a powerful playbook. Today’s announcement represents a significant step on our journey to be the leading people-first, customer-centered bank in the country.”

One of the largest regional banks in its footprint, Cadence operates branches across Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Missouri, Tennessee, and Texas. Huntington intends to maintain Cadence’s broad branch network—with no branch closures—and invest to grow.

"We’ve been delivering for our customers and communities for 150 years, and partnering with Huntington will help us do even more to support those we serve,” said James D. “Dan” Rollins III, Chairman and Chief Executive Officer of Cadence Bank. “This is a defining moment for Cadence Bank and we’re confident this alignment will create lasting value across our footprint and beyond. Together, we will continue to prioritize relationship-first banking while unlocking new opportunities for growth and innovation."

Upon closing of the transaction, Rollins will join Huntington as non-executive Vice Chairman of the board of directors of Huntington Bancshares Incorporated as well as a director of Huntington Bancshares Incorporated and The Huntington National Bank. Huntington Bancshares will be inviting two additional members from Cadence to join the Board of Directors.

“Cadence Bank’s relationship-first, community-based approach to banking aligns very well with our values and local approach to banking. We’re excited to bring our broad range of capabilities, products and services to Cadence’s customers and communities through local bankers, local decision making, local relationships and local community engagement and investment,” said Brant Standridge, President of Consumer and Regional Banking at Huntington. “Cadence has built strong relationships over generations, and we intend to continue that legacy and offer even more with our leading digital capabilities and Fair Play products and services.”

Launched in 2010, Huntington's pioneering Fair Play philosophy focuses on providing services without hidden fees or asterisks and delivering fair and safe access to banking for consumers.  Through this combination, Cadence customers will have access to Huntington’s full suite of Fair Play product features, including 24-Hour Grace®, Standby Cash® and Early Pay.

Huntington will continue Cadence's strong legacy of community support through local partnerships, investment and engagement, and will maintain Cadence's philanthropic commitments to organizations across its footprint—including its multifaceted support for the Tupelo community and state of Mississippi.

The transaction is expected to close in the first quarter of 2026, subject to regulatory approvals, approval by Huntington and Cadence shareholders and other customary closing conditions. Upon conversion, which is expected in the second quarter of 2026, Cadence Bank teams and branches will operate under the Huntington Bank name and brand.

Transaction Terms

Under the terms of the agreement, Huntington will issue 2.475 shares of common stock for each outstanding share of Cadence common stock in a 100% stock transaction. Based on Huntington's closing price of $16.07 as of October 24, 2025, the consideration implies $39.77 per Cadence share or an aggregate transaction value of $7.4 billion.  The transaction is expected to be 10% accretive to Huntington's earnings per share, mildly dilutive to regulatory capital at close, and 7% dilutive to tangible book value per share with earn-back in three years inclusive of merger expenses.

Advisors

Evercore served as the financial advisor and Wachtell, Lipton, Rosen & Katz served as legal counsel to Huntington in the transaction. BofA Securities also served as advisor to Huntington. Keefe, Bruyette & Woods, A Stifel Company served as the financial advisor and Sullivan & Cromwell LLP served as legal counsel to Cadence in the transaction.

Teleconference / Webcast Information

Huntington's senior management will host a conference call to discuss the acquisition on Monday, October 27, 2025 at 8:30 a.m. Eastern Time, to discuss the strategic and financial implications of the transaction. The call, along with slides, may be accessed via a live internet webcast at the Investor Relations section of Huntington's website, www.huntington.com, or through a dial-in telephone number at (877) 407-8029 or (201) 689-8029; conference ID #13756900.

About Huntington

Huntington Bancshares Incorporated is a $223 billion asset regional bank holding company headquartered in Columbus, Ohio. Founded in 1866, The Huntington National Bank and its affiliates provide consumers, small and middle‐market businesses, corporations, municipalities, and other organizations with a comprehensive suite of banking, payments, wealth management, and risk management products and services. Huntington operates more than 1,000 branches in 14 states, with certain businesses operating in extended geographies. Visit Huntington.com for more information.

About Cadence Bank

Cadence Bank (NYSE: CADE) is a $53 billion regional bank committed to helping people, companies and communities prosper. With more than 390 locations spanning the South and Texas, Cadence offers comprehensive banking, investment, trust and mortgage products and services to meet the needs of individuals, businesses and corporations. Accolades include being recognized as one of the nation's best employers by Forbes and U.S. News & World Report and as a 2025 America's Best Banks by Forbes. Cadence has dutifully served customers for nearly 150 years. Learn more at www.Cadencebank.com. Cadence Bank, Member FDIC. Equal Housing Lender.

# # #

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Cadence Bank (“Cadence”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Cadence caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Cadence’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the Securities and Exchange Commission (the “SEC”), the Office of the Comptroller of the Currency, Federal Reserve, FDIC, the Consumer Financial Protection Bureau and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Cadence; the outcome of any legal proceedings that may be instituted against Huntington or Cadence; delays in completing the proposed transaction involving Huntington and Cadence; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Huntington shareholder approval or Cadence shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Cadence do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Huntington and Cadence to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Cadence successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Cadence. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, each of which is on file with the SEC and available on the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended June 30, 2025, each of which is on file with the Federal Reserve and available on Cadence’s investor relations website, ir.cadencebank.com, under the heading “Public Filings” and in other documents Cadence files with the Federal Reserve.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Cadence assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Cadence updates one or more forward-looking statements, no inference should be drawn that Huntington or Cadence will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively. Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC and the Federal Reserve that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. Copies of the joint proxy statement/prospectus, when available, and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com. References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

PARTICIPANTS IN THE SOLICITATION

Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction. Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive joint proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively. Free copies of these documents may be obtained as described above under “Important Additional Information.”

Exhibit 99.2

 Customers & Communities  Teammates & Culture  A Better World  Awards won by Cadence in 2025

 NC

 Cadence is a deposit market share  leader with low funding costs  Huntington will acquire and deepen customer relationships with additional product and service offerings  Cadence has an attractive position in higher growth markets with rapid business and household formation  Huntington will invest in capabilities and people to accelerate growth

 DFW  Austin  San Antonio

 •  •  •  •  •  •  •  •  •  •  •  •  •  •

 PF

 39%  28%  32%  1%  26%  7%  47%  21%

 Earnings Estimates  •  Synergies  •  -  -  •  •  Merger Expenses  •  Loan Credit Mark  •  •  Interest Rate & Fair Value Marks  •  •  •  •  •  Core Deposit Intangible  •  •  Other Items  •  •  Capitalization  •

 •  •  •  •  •  •  •  •  •  >500  professionals, including  advisors and consultants  ~80%  review of loan portfolio  by balances

 18%  31%  39%  12%  44%  3% 14%  20%  19%  46%  17%  23%  17%  27%  47%  9%  39%  28%  32%  1%  21%  47%  7%  26%  CRE  4% 10%  Lease  Financing  CRE

 23%  16%  10%  10%  9%  7%  7%  4%  4%  10%  13%  10%  8%  7%  6%  6%  5%  6%  5%  4%  29%